UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 9)(1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

Avid Bioservices, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05368M106

(CUSIP Number)

John S. Stafford, III

c/o Ronin Trading, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05368M106

1	Name of Reporting Person John S. Stafford, III

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,977,260(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,977,620(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,977,260 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.6%

14	Type of Reporting Person IN

(1)     Includes 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock.  Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. beneficially owned by Ronin Trading, LLC.

CUSIP No. 05368M106

1	Name of Reporting Person Ronin Trading, LLC 32-0400192

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,977,260(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,977,260(2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,977,260(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.6%

14	Type of Reporting Person OO

(2)     Includes 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock.  Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. beneficially owned by Ronin Trading, LLC.

CUSIP No. 05368M106

1	Name of Reporting Person Roger Farley

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 276,190(3)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 276,190(3)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 276,190(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(3)     Includes 1,190 shares of Common Stock issuable upon conversion of 1,000 shares of Series E Convertible Preferred Stock.

CUSIP No. 05368M106

1	Name of Reporting Person Stephen White

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 639,047(4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 639,047(4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 639,047(4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.4%

14	Type of Reporting Person IN

(4)        Includes 14,047 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. beneficially owned in the aggregate by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 05368M106

1	Name of Reporting Person SW Investment Management LLC 81-0765824

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 639,047(5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 639,047(5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 639,047(5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.4%

14	Type of Reporting Person IA, OO

(5)           Includes 14,047 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock. 188,714 shares of Common Stock (including 3,714 shares of Common Stock issuable upon conversion of 3,120 shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. are held in an account separately managed by SW Investment Management LLC (the “SW Account”). 450,333 shares of Common Stock (including 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. are directly beneficially owned by SWIM Partners LP. SW Investment Management LLC, as the general partner and investment adviser of SWIM Partners LP and the investment adviser to the SW Account, may be deemed to beneficially own the securities owned directly by SWIM Partners and held in the SW Account.

CUSIP No. 05368M106

1	Name of Reporting Person SWIM Partners LP 90-0852885

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 450,333(6)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 450,333(6)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 450,333(6)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.0%

14	Type of Reporting Person PN

(6)           Includes 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all 450,333 shares of Common Stock (including 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. beneficially owned by SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 05368M106

1	Name of Reporting Person James J. Egan

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

CUSIP No. 05368M106

1	Name of Reporting Person Richard B. Hancock

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

CUSIP No. 05368M106

1	Name of Reporting Person Joel McComb

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

CUSIP No. 05368M106

1	Name of Reporting Person Gregory P. Sargen

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

CUSIP No. 05368M106

1	Name of Reporting Person Brian W. Scanlan

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

CUSIP No. 05368M106

1	Name of Reporting Person Saiid Zarrabian

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

CUSIP No. 05368M106

Item 1.    Security and Issuer

This Amendment No. 9 (this “Amendment”) to the Statement on Schedule 13D filed on March 2, 2017, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on March 10, 2017, Amendment No. 2 to the Statement on Schedule 13D filed on June 20, 2017, Amendment No. 3 to the Statement on Schedule 13D filed on June 29, 2017, Amendment No. 4 to the Statement on Schedule 13D filed on July 14, 2017, Amendment No. 5 to the Statement on Schedule 13D filed on October 11, 2017, Amendment No. 6 to the Statement on Schedule 13D filed on October 17, 2017, Amendment No. 7 to the Statement on Schedule 13D filed on October 27, 2017 and Amendment No. 8 to the Statement on Schedule 13D filed on November 28, 2017 (as amended, the “Schedule 13D”), filed on behalf of John S. Stafford, III, Ronin Trading, LLC, Roger Farley, Stephen White, SW Investment Management LLC, SWIM Partners LP, James J. Egan, Richard B. Hancock, Joel McComb, Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian relating to the Common Stock, par value $0.001 per share, of Avid Bioservices, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 14282 Franklin Avenue, Tustin, California 92780. The Schedule 13D is hereby further amended and supplemented as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Ronin Trading, LLC is the beneficial owner of an aggregate of 2,977,260 shares of Common Stock (including 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $12,100,265 (after giving effect to the sale of 441,595 shares of Common Stock on February 17, 2017 for $260,572,  the sale of 4,800 shares of Common Stock on March 2, 2017 for $3,263, the sale of 150,000 shares of Common Stock on March 3, 2017 for $110,515, the sale of 46 shares of Series E Convertible Preferred Stock on March 6, 2017 for $1,028, the sale of 34,119 shares of Common Stock on January 22, 2018 for $128,441, the sale of 98,913 shares of Common Stock on January 23, 2018 for $372,523, the sale of 24,335 shares of Common Stock on January 24, 2018 for $90,412, the sale of 31,049 shares of Common Stock on January 25, 2018 for $113,445, the sale of 44,296 shares of Common Stock on January 26, 2018 for $161,648, the sale of 37,293 shares of Common Stock on January 29, 2018 for $130,534, the sale of 45,800 shares of Common Stock on January 30, 2018 for $161,164 and the sale of 17,587 shares of Common Stock on January 31, 2018 for $61,162).  The aggregate consideration reflects Ronin Trading, LLC’s basis in those shares for filed income tax purposes.

Roger Farley is the beneficial owner of an aggregate of 276,190 shares of Common Stock (including 1,190 shares of Common Stock issuable upon conversion of 1,000 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $1,130,927 (after giving effect to the sale of 16,900 shares of Common Stock on January 31, 2018 for $59,180 and 8,100 shares of Common Stock on February 6, 2018 for $27,135).

188,714 shares of Common Stock (including 3,714 shares of Common Stock issuable upon conversion of 3,120 shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. are held in the SW Account, which were purchased for aggregate consideration of $541,237 (after giving effect to the sale of 15,000 shares of Common Stock on January 22, 2018 for $56,345).

SWIM Partners LP is the beneficial owner of an aggregate of 450,333 shares of Common Stock (includes 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $1,313,460 (after giving effect to the sale of 77,246 shares of Common Stock on January 5, 2017 for $23,258 and the sale of 60,000 shares of Common Stock on January 22, 2018 for $225,378).

CUSIP No. 05368M106

Item 5.   Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 45,253,038 shares of issued and outstanding Common Stock as of January 8, 2018, as reported in the Issuer’s Form S-3 filed on January 12, 2018, and a current conversion rate of approximately 1.19 shares of Common Stock for every share of Series E Convertible Preferred Stock, with fractional shares being cashed out upon conversion.

As of February 6, 2018, Ronin Trading, LLC directly beneficially owns 2,977,260 shares of Common Stock, including 137,260 shares of Common Stock that may be acquired upon the conversion of 115,299 shares of Series E Convertible Preferred Stock, representing approximately 6.6% of the outstanding shares of Common Stock. Mr. Stafford, as the manager of Ronin Trading, LLC, may be deemed to beneficially own the 2,977,260 shares of Common Stock beneficially owned by Ronin Trading, LLC, representing approximately 6.6% of the outstanding shares of Common Stock.

As of February 6, 2018, Roger Farley directly beneficially owns 276,190 shares of Common Stock, including 1,190 shares of Common Stock that may be acquired upon the conversion of 1,000 shares of Series E Convertible Preferred Stock, representing less than 1% of the outstanding shares of Common Stock.

As of February 6, 2018, SWIM Partners LP directly beneficially owns 450,333 shares of Common Stock, including 10,333 shares of Common Stock that may be acquired upon the conversion of 8,680 shares of Series E Convertible Preferred Stock, representing less than 1% of the outstanding shares of Common Stock. As of the date hereof, 188,714 shares of Common Stock were beneficially held in the SW Account, including 3,714 shares of Common Stock that may be acquired upon the conversion of 3,120 shares of Series E Convertible Preferred Stock, representing 1.0% of the outstanding shares of Common Stock. SW Investment Management LLC, as the general partner and investment adviser of SWIM Partners LP and the investment adviser of the SW Account, may be deemed to beneficially own the 639,047 shares of Common Stock beneficially owned in the aggregate by SWIM Partners LP and held in the SW Account, representing approximately 1.4% of the outstanding shares of Common Stock. Mr. White, as the manager of SW Investment Management LLC, may be deemed to beneficially own the 639,047 shares of Common Stock beneficially owned in the aggregate by SWIM Partners LP and held in the SW Account, representing approximately 1.4% of the outstanding shares of Common Stock.

Subsequent to the filing of Amendment No. 8 to the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s securities:

Ronin Trading, LLC

Common Stock:

•                                          On January 22, 2018, Ronin Trading, LLC sold 34,119 shares at a price of $3.7645 per share.

•                                          On January 23, 2018, Ronin Trading, LLC sold 98,913 shares at a price of $3.7662 per share.

•                                          On January 24, 2018, Ronin Trading, LLC sold 24,335 shares at a price of $3.7153 per share.

•                                          On January 25, 2018, Ronin Trading, LLC sold 31,049 shares at a price of $3.6538 per share.

•                                          On January 26, 2018, Ronin Trading, LLC sold 44,296 shares at a price of $3.6493 per share.

•                                          On January 29, 2018, Ronin Trading, LLC sold 37,293 shares at a price of $3.5002 per share.

CUSIP No. 05368M106

•                                          On January 30, 2018, Ronin Trading, LLC sold 45,800 shares at a price of $3.5189 per share.

•                                          On January 31, 2018, Ronin Trading, LLC sold 17,587 shares at a price of $3.4777 per share.

SW Investment Management LLC

Common Stock:

•                                          On January 22, 2018, SW Investment Management LLC sold 15,000 shares at a price of $3.7563 per share.

SWIM Partners LP

Common Stock:

•                                          On January 22, 2018, SWIM Partners LP sold 60,000 shares at a price of $3.7563 per share.

Roger Farley

Common Stock:

•                                          On January 31, 2018, Mr. Farley sold 16,900 shares at a price of $3.5018 per share.

•                                          On February 6, 2018, Mr. Farley sold 8,100 shares at a price of $3.3500 per share.

The change in aggregate beneficial ownership of the reporting persons set forth in this Amendment No. 9 may be deemed to have decreased by 1% or more of the Issuer’s outstanding securities as of January 31, 2018 solely as a result of rounding of the percentage ownership amounts reported herein in accordance with Instruction 13 to Schedule 13D.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 8, 2018

RONIN TRADING, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

SW INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen White
Name:	Stephen White	/s/ Stephen White
Title:	Manager	Stephen White

SWIM PARTNERS LP

By:	/s/ Stephen White
Name:	Stephen White
Title:	Manager of General Partner
/s/ Roger Farley
Roger Farley
***
James J. Egan

***
Richard B. Hancock

***
Joel McComb

***
Gregory P. Sargen

***
Brian W. Scanlan

***
Saiid Zarrabian

***	By:	/s/ John S. Stafford, III
John S. Stafford, III
Attorney-in-fact